FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

Item
1.	Translation of a letter to CONASEV regarding the terms and conditions of the fifth Issue of the Third Program of Corporate Bonds of Telefónica del Perú.

2.	Translation of a letter to CONASEV regarding the results of the Fifth Issue, Serial A of the Third Program of Telefónica del Peru’s Corporate Bonds.

Item 1

TRANSLATION

January 7, 2005

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs about the terms and conditions of the fifth Issue of the Third Program of Corporate Bonds of Telefónica del Perú, according to the notice published on January 10th, which is enclosed herewith.

Best regards,

Julia María Morales Valentín

Stock Exchange Representative

Item 2

TRANSLATION

January 12, 2005

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Lima.-

Re: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the of Fifth Issue, Serial A of the Third Program of Telefónica del Peru’s Corporate Bonds:

Amount Issued	:	S/. 68 250 000

N° of Bonds	:	13,650

Date of Issue	:	January 12, 2005

Date of Redemption	:	January 12, 2007

Nominal Interest Rate	:	5.50%

Payment schedule

Coupon N°	Initial Date	End	Date of payment
1	01/12/2005	07/12/2005	07/12/2005
2	07/12/2005	01/12/2006	01/12/2006
3	01/12/2006	07/12/2006	07/12/2006
4	07/12/2006	01/12/2007	01/12/2007

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: January 18, 2005	By:	/s/ Julia María Valentin
	Name:	Julia María Valentin
	Title:	General Counsel